

October 30, 2012

Via E-Mail
Mr. James E. Perry
Chief Financial Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

> **Re: Trinity Industries, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 001-06903**

Dear Mr. Perry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1. We note no discussion of cost of revenues and operating costs. Given the significance of such costs to your results of operations for each period presented as well as the size of your operations, please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company's cost of revenues and other material operating costs, such as selling, general & administrative, at both the consolidated and the segment level during all periods presented in the Company's financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of revenues and operating costs that caused cost of revenues to materially vary (or not vary when expected to). In this regard we believe materiality should be assessed in relation to operating profit. This disclosure should be presented in a manner so as to allow investors to discern the relative

contribution of each of multiple components cited to the total change in cost of revenues and operating costs and resultant operating profit. Please note that even when total amounts of costs of revenues or operating costs do not materially vary from period to period, the impacts of material variances in components of cost of revenues or operating costs that offset each other should be separately disclosed, quantified, and discussed (not netted).

2. Also, given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. At a minimum, we believe your segment disclosures would be more meaningful if cost of revenues and operating costs, were disclosed for each segment as appropriate, so that investors may readily see the relative magnitude of changes in these costs.

   While revising your disclosures, we encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:
   - Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
   - Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

As part of your response, please provide us with examples of your intended disclosures.

Audited Financial Statements

Consolidated Statements of Operations, page 45

3. We note from your disclosure in Note 4 that the Railcar Leasing and Management Services Group provides fleet management, maintenance, and leasing services. If you have bundled the leasing revenue and maintenance service revenue components of your full-service lease contracts within Leasing revenue, please tell us the amount of revenue that relates to the maintenance activities for each of the years in which a statement of operations is provided. Please note that Rule 5-03(b)(1)(c)-(d) of Regulation S-X, provides for a separate presentation of income from rentals and revenues from services, if each of these types of revenue exceed 10% of consolidated revenues. In addition, if material, the direct costs and expenses associated with the leasing (rental) and service activities should also be presented separately in accordance with Rule 5-03(b)(2) of Regulation S-X. Please revise or advise, as appropriate.

Statements of Cash Flows, page 47

4. We note that the detail of the components in net cash provided by operating activities includes the line item titled "other." In light of the significance of this amount to total net

cash provided by operating activities for the year ended December 31, 2011, please tell us and disclose in future filings, the nature of the significant items included in this amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief